
05007537

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Horizon Technology Group

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 02 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34782 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dw

DAT : 5/2/05


ANNUAL REPORT AND ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER 2004

HORIZON
Technology Group

CONTENTS



Excellent Performance



SAMIR NAJI

2004 PERFORMANCE HIGHLIGHTS

Horizon continued its record of strong earnings growth in the 2004 financial year with excellent results in all core businesses. Diluted EPS adjusted at 8.67 cent represents an increase of 21.9% on 2003 and 75.9% on 2002.

The group reported turnover growth of 12.3%, the first full year increase since the broader industry downturn that began in 2001. The group has translated this 12.3% increase in turnover into a 37.7% increase in operating profit, reflecting the opportunity to leverage sizable earnings growth from greater utilisation of operational capacity.

Operating profits have grown in each of the last three years, reflecting the consistency of the group's performance. Operating profit in 2004, at €7.0m, increased by 37.7% on 2003 and by 77.0% on 2002. Horizon's operating margin in 2004 was 2.5%, a significant improvement on 2.0% in 2003 and 1.2% in 2002.

This performance demonstrates the group's ability to consistently achieve its financial objective of earnings growth that exceeds turnover growth, through a strategy of effective market share gains, increasing the services content in each of its key operations and rigorous cost control.

MARKET REVIEW

Horizon's growth, all organic, was achieved principally through effective market share gains. The environment, as anticipated by the board, has shown modest recovery combined with intense competition between IT vendors and within the channel. While corporate customers have maintained their cautious approach to IT capital expenditure, there have been some indications of growth-based investment.

Unit price depreciation has been a significant trend in the market, compounded in the last two years by the weakening of the US dollar by circa 30% relative to the euro between the start of 2003 and the end of 2004. This price depreciation is likely to continue into the future, albeit at a lower rate, particularly in the PC market and at the lower end of the server market. Industry unit volumes have grown to compensate – in 2004 unit volume growth was in the order of 20% to 25%. Industry analysts expect that unit growth will offset unit price depreciation in the foreseeable future.

Market demand for software and consulting services strengthened during 2004, with some evidence of large corporate customers beginning to invest for growth, particularly in the telecommunications and finance sectors. Horizon benefited from this trend particularly in application development and SAP implementation projects.

STRATEGY

Horizon's objective and strategy remains constant – to deliver shareholder value through the development of the business as a technical integrator and distributor of information technology products in the UK and Ireland. The group's focus is to generate long-term, consistent growth in shareholder value by investing resources judiciously to capitalise upon future growth opportunities while maintaining a strong financial position.

Horizon's exposure to the Irish economy, where it generates approximately 52% of its turnover, has been a significant strength during 2004. Geographically, Horizon's strategy is to continue to supply a wide range of IT services and products within the Irish market and, in the UK, to focus on the provision of enterprise solutions in partnership with system integrators and leading global IT vendors.

"Diluted EPS adjusted at 8.67 cent represents an increase of 21.9% on 2003 and 75.9% on 2002."


Operating Profit
€ million
€ '000
4
3
2
1
15
10
5
0
H1-02
H2-02
H1-03
H2-03
H1-04
H2-04
Operating profit (LHS)
Operating profit per employee (RHS)

The group will continue to monitor the developing IT market in the UK and Ireland to identify new opportunities to deliver profitable growth, while continuing to develop existing businesses to enhance profitability and cash flow.

BOARD CHANGE

K. Melia resigned from the board in March 2004. He has given Horizon tremendous guidance and support over the last five years. On behalf of the board, I would like to thank him for his contribution and wish him well in the future.

OUTLOOK

The directors anticipate that, while overall market turnover growth will be hampered by unit price depreciation, the measured market recovery experienced in 2004 will continue.

Whereas turnover growth in 2004 was primarily attributable to market share gains, future turnover growth will be more reliant on market growth rates and the pace of organic development. Rigorous cost control and the group's ability to leverage growth in earnings from greater utilisation of operational capacity provide an opportunity to convert even modest turnover growth into superior returns for shareholders.

Finally, I would like on your behalf, to thank all the employees for their contribution to the success and on-going development of the group.

SAMIR NAJI
Chairman
24 March 2005

Profitability Growth





CATHAL O'CAOIMH

In 2004 Horizon increased turnover and earnings and strengthened its market and financial positions. The group demonstrated its ability to consistently achieve its financial objective of growing earnings at a faster rate than turnover growth, through a strategy of rigorous cost control while building market share and increasing the services content in each of its key operations.

2004 key performance indicators are outlined below:

Key Performance Indicators	*2004 €'000*	*2003 €'000*	*Change*
Turnover	281,175	250,274	12%
Gross profit	32,669	29,034	13%
Gross margin	11.6%	11.6%	
Operating costs excluding goodwill	23,965	22,433	7%
Operating costs as a % of turnover	8.5%	9.0%	
Operating profit	7,035	5,110	38%
Operating profit as % of turnover	2.5%	2.0%	
EBITDA return on invested capital *	57.3%	55.6%	
Diluted EPS adjusted (cent) **	8.67	7.11	22%
Net (debt) / cash	(4,549)	4,371	
Interest cover (before non-operational exceptional items)	6.9x	7.6x	

* EBITDA expressed as a percentage of average shareholders' funds.
** Diluted EPS adjusted represents earnings based on 72,012,000 shares over profit after tax adjusted for non-operating exceptional items, amortisation of intangibles and unwinding of discount factor.

REVENUE AND GROSS PROFIT

Turnover for the year to 31 December 2004 was €281m (2003: €250m), an increase of 12.3% reversing the decline of the previous two financial years. This organic growth was achieved principally through market share gains in an environment of modest recovery and intense competition where corporate customers maintained their cautious approach to IT capital expenditure. Horizon benefited from the strength of the Irish economy and the growth of its enterprise applications and services business.

Gross profit margin was maintained at 11.6% thereby increasing absolute gross profit by 12.6% to €32.7m (2003: €29.0m). In gross margin terms, 2004 was a year of two distinct halves. In the first half, gross margin contracted from 11.6% to 10.9% due to the group's strategy of competing aggressively on price and service so as to grow market share and as a result of a shift in sales mix – the greatest turnover growth in the first half of the year occurred in the lower margin UK EIS operation. In the second half of 2004, gross margin increased to 12.5%, consistent with the traditional seasonality of turnover and margins. The greatest growth in the second half of the year occurred in the higher-margin Irish EAS operation, while the group's focus on development of EIS services also delivered benefits.

EARNINGS AND TAXATION

Horizon has translated a 12.5% increase in gross profit into a 37.7% increase in operating profit, reflecting the opportunity to leverage sizable earnings growth from greater utilisation of operational capacity. Horizon has maintained its policy of rigorous cost control and efficiency so as to continue to deliver on its stated objective of consistently increasing earnings at a faster rate than turnover growth.

The group has delivered growth in operating profits in each of the last three years, reflecting the consistency of the group's performance. The compounded annual growth rate in operating profits in the period 2002 to 2004 is 33%.

"The compounded annual growth rate in operating profits in the period 2002 to 2004 is 33%."



Diluted EPS Adjusted
€ cent
5
4
3
2
1
0
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
H1-02 H2-02 H1-03 H2-03 H1-04 H2-04
EPS (LHS)
EBIT Margin



Net Cash / (Debt)
€ million
10
0
-10
-20
-30
-40
H1-02 H1-02 H1-02 H2-02 H1-03 H2-03 H1-04 H2-04

The tax charge for the year was €1,445,000, an effective tax rate, before non operating exceptional items, amortisation of intangibles and unwinding of discount factor, of 18.8% marginally lower than the 19.0% in 2003.

Diluted EPS adjusted at 8.67 cent represents growth of 21.9% on 2003 and 75.9% on 2002. Growth in 2004 operating profit at 37.7% exceeds the increase in diluted EPS adjusted because of a combination of the increased interest charge and the enlarged number of shares used in the earnings per share calculation, which was primarily attributable to the placing of 3,396,044 ordinary shares in November 2003.

CASH FLOW, LIQUIDITY AND FUNDING

The group's cash flow and financial position remain strong. Shareholders' funds increased to €19.2m (2003: €14.6m) and net tangible assets increased 70.8% to €10.9m. As indicated when the group announced its 2004 interim results, industry-wide changes in supplier terms of trade during 2004 led to a reduction in creditors' days. The result was that net cash outflows from operating activities were €4.8m despite the increase of operating profits to €7.0m. Creditors' days were reduced from 70 to 50 days, stock days remained static and the number of debtors days provided were tightened from 51 to 47 days.

The impact of the step change in creditor payment arrangements was that interest cost increased and that the group had net debt at the year-end of €4.5m by comparison to net cash balances at the start of the year of €4.3m.

Horizon retains significant financial capacity with unused credit facilities at 31 December 2004 of approximately €28m. Horizon's net debt at the year-end is well within comfortable levels representing less than six month's EBITDA, a debt / equity ratio of 19 / 81 and interest cover of 6.9 times. Total cash flow generated from operations over the last three years amounts to €34.9m.

EBITDA return on invested capital increased to 57.3% from 55.6% as growth in earnings outpaced the increased investment in the business.

PROPERTY

The group has successfully reduced the future lease obligations for properties that lay vacant after the restructuring process. During 2004, Horizon has surrendered three leases and entered into three sub-let agreements. The directors have re-assessed the balance sheet provisions for future rental and associated payments as at 31 December 2004 and concluded that, at €3.8m, the level of provision is adequate and no additional charge is required.

POST BALANCE SHEET EVENTS

There have been no significant events between the balance sheet date and the date of this announcement.

CATHAL O'CAOIMH
Chief Financial Officer

Operational Capacity



GARY COBURN

Horizon has delivered growth in both operating profits and operating margin in each of the last six consecutive half-year periods, reflecting the consistency of the group's performance. In a two-year period, operating profit has been increased by 77% from €4.0m to €7.0m and operating margin has increased from 1.2% to 2.5%.

The technology sector experienced measured growth in 2004 although intense competition and unit price depreciation hampered market turnover growth. Despite this, after two years of declining turnover in 2002 and 2003, the group has reversed the trend and produced turnover growth of 12.3% in 2004. Both divisions of the business benefited from turnover growth – enterprise solutions turnover increased 14% while distribution and channel services achieved growth of 10%.

The group, through increased efficiencies and cost control, continues to deliver on its stated objective of increasing earnings at a faster rate than turnover growth. The group translated a 12.5% increase in gross profit into a 37.7% increase in operating profit.

Although corporate customers maintained their cautious approach to capital expenditure, Horizon's traditionally strong sectors of telecommunications and finance showed a gradual upturn in spend during the year. Horizon's above average turnover growth was a direct result of continued market share gains in all of the key areas of operation.

The group operates through two separate trading divisions, enterprise solutions and distribution and channel services. The performance of each division is detailed below.

ENTERPRISE SOLUTIONS DIVISION

The division assists customers in implementing IT strategies through the provision of infrastructure, development and consulting services, predominantly to blue-chip corporate clients and government departments. The division includes enterprise infrastructure and services (EIS) in Ireland and the UK and enterprise application and services (EAS) business in Ireland.

Enterprise Solutions Division	*2004 €'000*	*2003 €'000*	*Change*
Turnover	158,941	138,948	14%
Gross profit	25,231	22,089	14%
Gross margin	15.9%	15.9%	

The division's turnover and gross profit each grew by 14% in 2004. Turnover at €159m (2003: €139m) grew principally because of market share gains in the UK EIS business and significant consultancy contract wins in the Irish EAS business. Gross profit increased by 14% to €25.2m (2003: €22.1m), aided by increased services content in a market experiencing a modest recovery.

The division posted growth in both the UK and Ireland in 2004 with the fastest rate of growth occurring in the Irish EAS business, particularly in the second half of the year. This favourable change in sales mix combined with an increased services content within all of the division's operations, helped to increase gross margin from 14.8% in the first half to 17.0% in the second half.

"Horizon has translated a 12.5% increase in gross profit into a 37.7% increase in operating profit, reflecting the opportunity to leverage sizeable earnings growth from greater utilisation of operational capacity."



Turnover & Operating Profit
€ million
€ million
250
200
150
100
50
0
4.0
3.0
2.0
1.0
H1-02 H2-02 H1-03 H2-03 H1-04 H2-04
Turnover (LHS)
Operating profit (RHS)



Cost / Income Ratios
€ million
25
20
15
10
5
0
25%
20%
15%
10%
5%
0%
H1-02 H2-02 H1-03 H2-03 H1-04 H2-04
Operating Costs (LHS)
EBITDA (LHS)
EBIT as % of Gross Profit (RHS)

The enterprise solutions operations have strong customer bases in both the UK and Ireland. During 2004, they enjoyed strong repeat business from these customers and won large contracts with a number of new customers. The division continued its strategy of developing partnerships with global IT vendors through the addition of new relationships with BMC in June 2004 and with EMC and VERITAS in January 2005.

In Ireland, the group's enterprise applications and services operation (EAS) business built on its market-leading position and delivered very strong growth in each of the segments in which it operates. Significant contract wins were achieved in each of data warehousing services, application development, SAP implementation and business services management. During the second half of 2004, the SAP implementation market benefited from renewed demand and the division added new SAP customers.

In June, the group announced that it had entered into a partnership with BMC Software to establish a new Business Service Management (BSM) unit within its Irish EAS business. This unit provides a complete range of BMC Software services including sales, consulting, implementation and support to existing and new BMC Software customers. BSM is a fast-growing segment of the IT market and represents an exciting opportunity for the group. Performance in the first half year of the new unit's operation has been very encouraging and ahead of initial expectations.

The telecommunications, pharmaceuticals and finance segments of the market, which have traditionally been strong sectors for Horizon's EAS business, delivered large project wins including EBS, Hibernian Insurance, O2 and Schering-Plough. The EAS forward order book at the end of 2004 was stronger than the group has experienced in some years.

The group's enterprise infrastructure and services operations (EIS) increased turnover and profitability in 2004 and Horizon became Sun Microsystems' largest partner in the UK and Ireland. The UK EIS operation grew market share by winning a number of large ticket implementations and competing aggressively on price and service. The group has successfully focused on the development of services within its EIS operations. While unit price depreciation is occurring in the server market, particularly at the high-volume lower end, it is not as prevalent as in the PC market. Customers reacted favourably to Sun Microsystems' new Solaris 10 operating environment and Opteron server range.

During 2004, the EIS division performed strongly within the telecommunications, finance and electronics manufacturing verticals with significant contract wins including Ericsson, permanent tsb, Vodafone, Xerox and Xilinx. Market penetration improved within the Irish government sector with large new project implementation contracts in the Revenue Commissioners and Passport Office.

Horizon has further strengthened its position in the high-growth storage solutions market by entering into new partnerships with market leading vendors, EMC Corporation and VERITAS Software Corporation in January 2005. Under these partnerships, Horizon will provide a complete storage resource management solution, based on the EMC and VERITAS product suites, to existing and new systems integration partners and customers. This will give Horizon the opportunity to address the increasingly large and more complex storage needs of customers. These complementary technologies, which increase Horizon's addressable market opportunity, represent a good strategic fit for the EIS division. The group has a successful track record of partnering with world-leading IT vendors in high growth markets.



DISTRIBUTION AND CHANNEL SERVICES DIVISION

Clarity Computers Distribution is Ireland's leading value added distributor of volume IT products and offers leading edge supply chain management services to global IT vendors and resellers.

Distribution and Channel Services Division	*2004 €'000*	*2003 €'000*	*Change*
Turnover	122,234	111,326	10%
Gross profit	7,438	6,945	7%
Gross margin	6.1%	6.2%	

Turnover increased by 10% in 2004 to €122m (2003: €111m) primarily attributable to growth in market share, particularly in the first half of 2004. Following unfavourable changes in supplier terms of trade in the broader market, the group increased its cash investment in this division and put a renewed focus on return on investment. Gross margin reduced marginally to 6.1% reflecting the competitive nature of the market but the growth in turnover resulted in a 7% increase in absolute gross profit.

Unit price depreciation continued in 2004, particularly within the PC sector and was compounded by the weakness of the dollar relative to the euro in the later half of the year. Clarity's volume products grew by a very commendable 35% year on year but the continuing reduction in unit prices in 2004 restricted growth in total turnover to 10%.

Clarity's enterprise business showed strong growth during 2004, driven by the success of HP storage products in the Irish market.

Clarity is the cost leader within the Irish IT distribution sector and continues to focus on systems development, as well as on cost control, to maintain its position as the most efficient supply chain operator in the market. This cost leadership provides Clarity with an excellent platform to further develop the range of services it offers to global IT vendors and resellers.

GARY COBURN
Chief Operating Officer

DIRECTORS	Executive:	Mr. S. Naji, Chairman & Chief Executive Officer Mr. G. Coburn, Chief Operating Officer Mr. C. O'Caoimh, Chief Financial Officer
	Independent Non Executive:	Mr. P. Kenny, Senior Independent Director Mr. C. Garvey
SECRETARY		Mr. C. O'Caoimh
REGISTERED OFFICE		Horizon Technology Group plc 14 Joyce Way Park West Business Park Nangor Road Dublin 12
SOLICITORS		William Fry Solicitors Fitzwilton House Wilton Place Dublin 2
BANKERS		Ulster Bank Ulster Bank Group Centre George's Quay Dublin 2
AUDITORS		Ernst & Young Chartered Accountants Harcourt Centre Harcourt Street Dublin 2
STOCKBROKERS		Davy Stockbrokers Davy House 49 Dawson Street Dublin 2

The following are the members of the board of the company as at 31 December 2004:

SAMIR NAJI, CHAIRMAN & CHIEF EXECUTIVE OFFICER

Samir Naji, aged 42, founded Horizon in 1988 and was Chief Executive Officer from start-up to February 2001, at which time he was appointed Chairman. In September 2002, he agreed to take on the joint role of Chairman and Chief Executive Officer. He has led the group's identification of attractive markets, establishment of the group's businesses in those markets and has also been the key figure in the development of the group's management team. He holds a Bachelor of Science Degree from University College Cork.

GARY COBURN, CHIEF OPERATING OFFICER

Gary Coburn, aged 42, has over 20 years experience in the IT industry and joined Horizon in 1992 as a sales manager in the systems integration business. In 1993 he was appointed country manager in that division and in early 2002 he was appointed Group Chief Operating Officer. He became a board member in September 2002. Prior to joining Horizon, he worked in IBM, Hewlett Packard and Digital Equipment in Ireland. He holds a Bachelor of Engineering (Electronic) Degree from University College Galway.

CATHAL O'CAOIMH, CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Cathal O'Caoimh, aged 47, joined Horizon as Chief Financial Officer and became a board member in February 2001. He worked as Group Finance Director of the Hibernian Group/Norwich Union Ireland for the previous four years. Cathal has previously held the positions of Group Financial Controller of Independent News and Media Group plc and Managing Director of Tribune Newspapers. Cathal is a fellow of the Institute of Chartered Accountants and holds a Masters Degree in Business Studies from University College Dublin.

CHARLES GARVEY, NON-EXECUTIVE DIRECTOR

Charles Garvey, aged 47, joined Horizon in 1989 as General Manager and director. In August 1998, he was appointed Group Operations Director and in February 2001, he took over as Chief Executive Officer. Charles resigned as Chief Executive Officer of Horizon in September 2002 but agreed to stay on as a non-executive director on the board. Prior to joining Horizon, he was employed by a multinational electronics group operating in Ireland as Production and Materials Manager and he held a number of senior management positions within the IT sales and services industry. He holds a Bachelor of Science Degree in Information Technology from Dublin City University.

PAUL KENNY, NON-EXECUTIVE DIRECTOR

Paul Kenny, aged 44, was appointed to the board in August 1998. He is a Director of WBT Systems Limited. He was previously Chairman of EUnet Limited and a Director of NCB Group Limited in Dublin. He also worked in the venture capital industry with Schroder Ventures in London and in capital markets with Goldman Sachs in New York. He is a director of a number of private companies and holds a Bachelor of Commerce Degree from University College Dublin and an MBA from the London Business School.

JAMES EIVERS, DIRECTOR – ENTERPRISE APPLICATIONS AND SERVICES (EAS)

James is co-founder and Managing Director of Client Solutions, which was acquired by Horizon in 2000 and into which the group has consolidated all its application consulting operations. He previously worked as a research engineer at the National Microelectronics Research Centre and was co-founder of Software Manufacturing Consultants Limited where his role progressed from Technical Director to Managing Director. James holds a Masters Degree in Civil Engineering from University College Cork.

ADRIAN FOLEY, DIRECTOR – DISTRIBUTION AND CHANNEL SERVICES

Adrian joined Horizon in 1988. He was appointed a business manager of the Distribution and Channel Services Division in 1993 and is now managing director of this division. He holds a Bachelor of Arts Degree from University College Cork.

ROLAND NOONAN, DIRECTOR – ENTERPRISE INFRASTRUCTURE AND SERVICES (EIS – Ireland)

Roland joined Horizon in 1991 and held a number of sales and management positions prior to his appointment as Sales Director in 1998. Roland was promoted to the position of Managing Director of Horizon Open Systems, the group's Irish EIS business, in July 2002. Prior to joining Horizon, Roland worked in the IT industry since 1984 in a number of sales and management positions in Ireland and the UK.

JOHN UNSWORTH, DIRECTOR – ENTERPRISE INFRASTRUCTURE AND SERVICES (EIS – UK)

John joined Horizon in early 2001 as a Director of the group's UK EIS business. He has over 20 years experience in the IT industry and prior to joining Horizon was a Director of ICL (UK) for over 2 years. John previously held senior management positions with Informix Corporation, Sequent Corporation and Sun Microsystems. John holds a Bachelor of Science Degree in Electronic Engineering from the University of Hull.

The company is committed to maintaining the highest standards of corporate governance and the directors recognise their accountability to the company's shareholders in this regard. This statement describes how the principles of corporate governance are applied by the company and the company's compliance with the new code provisions as set out in Section 1 of the new Combined Code.

COMPLIANCE

The directors endorse the recommendations of the Combined Code and confirm that the group has complied with the provisions of the Combined Code throughout the financial year under review save for:

(i) S. Naji is both Chairman and chief executive officer of the company. The board endorses principle A.2 of the Combined Code, which states that there should be a clear division of responsibilities between the running of the board and the executive responsible for the running of the company's business. The board decided to combine the roles of Chairman and chief executive officer in the interests of cost containment at a time of falling demand for IT products and services. When the IT market experiences a recovery, the board intends to separate the role of Chairman and chief executive officer.

(ii) During the course of 2004, the group did not have a fully formalised and implemented process whereby employees could raise concerns about possible wrongdoings in financial reporting or other matters, as recommended by the Combined Code. A formal process was subsequently approved by the board for implementation.

THE BOARD OF DIRECTORS

In compliance with section A.3.2 of the Combined Code, the board comprises of three executive and two non-executive directors (see biographies on page 10). All members of the board demonstrate a range of experience and are of sufficient calibre to bring independent judgement on issues of strategy, performance, resources and standards of conduct, which are vital to the success of the group. In addition, procedures have been established for the directors to take independent professional advice at the group's expense.

The board agrees a schedule of regular meetings to be held in each calendar year and also meets on other occasions as necessary. During 2004, the board met 7 times, with all directors attending all meetings with the exception of one meeting, which the Chairman was unable to attend. The board is responsible to shareholders for the proper management of the group and has a formal schedule of matters specifically reserved to it for decision. This includes approval of the group's commercial strategy, trading and capital budgets, financial statements, board membership, major acquisitions and disposals and risk management.

To enable the board to discharge its duties, all directors receive appropriate and timely information. They are given the opportunity to probe and question the information supplied and to seek such additional information as they consider appropriate. The Chairman ensures that the directors continually update their skills and knowledge of the group as required to fulfil their role both on the board and on board committees. All directors have access to the advice and services of the Company Secretary who is responsible for ensuring that board procedures are followed. The appointment and removal of the Company Secretary are specifically reserved for the approval of the board as a whole. The group has insurance in place, to indemnify the directors in respect of legal action taken against them.

C. Garvey and P. Kenny are the non-executive directors deemed by the board to be independent in accordance with the provisions of the Combined Code. Notwithstanding the existence of a prior employee relationship with the group as set out in the biography details on page 10, the board, following discussions with legal advisors and based on its examination of C. Garvey's performance as a director, determined that he has demonstrated that he is sufficiently independent in character and judgement to negate any concern about the effect of his previous executive role, on the performance of his non-executive function.

The board has appointed P. Kenny as the senior independent director. He is available to shareholders in the event that contact through the normal channels is inappropriate, or if the company has failed to resolve an issue.

A formal process to evaluate the board, its sub-committees and its directors has been approved by the board and was implemented over the course of the year. All members of the board participated in the annual evaluation process and the results were shared with the board as a whole. The non-executive directors, led by the senior independent director, were responsible for carrying out a performance evaluation of the Chairman. The board acted on the outcome of the evaluations and used the process constructively as a mechanism to improve board effectiveness, maximise strengths and tackle weaknesses.

THE BOARD OF DIRECTORS (continued)

At least one-third of the members of the board retire at each Annual General Meeting and all directors must submit themselves for re-election every three years. Appointments to the board are approved by the board as a whole. Directors appointed by the board must submit themselves to shareholders for election at the Annual General Meeting following their appointment.

The board has activated an effective committee structure to assist in the discharge of its responsibilities. The committees and their members are noted below. All committees of the board have written terms of reference dealing with its authority and duties. These terms of reference are available in the Investor Section of the company's website: www.horizon.ie. The Chairman of each committee is available to give a report on the committee's proceedings at board meetings if required.

THE AUDIT COMMITTEE

The audit committee reviews the accounting principles, policies and practices adopted in the preparation of the interim and annual accounts and discusses with the group's external auditors the results and scope of their audit. It also reviews the scope and performance of the group's internal audit function and the cost effectiveness, independence and objectivity of the external auditors, particularly in the event that the auditors provide non audit services. Audit committee approval is required for any engagement of the external auditors to supply non audit services which involve cumulative fees in excess of €20,000 per annum. The committee assists the board in meeting its obligations under the Combined Code on Corporate Governance in the areas of risk assessment and internal controls. It ensures that there are proper internal controls in place appropriate to the size and operations of the group.

The external auditors have direct access to the committee and its Chairman at all times. The members of the audit committee are C. Garvey (Chairman) and P. Kenny. The board has determined that the members of the audit committee have recent and relevant financial experience. The audit committee held 7 meetings during the year. All members of the audit committee attended all meetings.

THE NOMINATION COMMITTEE

The members of the nomination committee are P. Kenny (Chairman), C. Garvey and S. Naji. It is responsible for making recommendations to the board on new board appointments and for reviewing the structure, size and composition of the board and making recommendations to the board with regard to any changes.

The board plans for its own succession with the assistance of the nomination committee. In so doing, the nomination committee considers the skill, knowledge and experience necessary to allow the board to meet the strategic vision for the group. The nomination committee met 5 times during 2004. All members of the nomination committee attended all meetings.

The standard terms of the letter of appointment of non-executive directors is available in the Investor Section of the company's website: www.horizon.ie and will also be available for inspection at the Annual General Meeting.

THE REMUNERATION COMMITTEE

The members of the remuneration committee are P. Kenny (Chairman) and C. Garvey. It is responsible for the remuneration policy of the group's executive directors including the Chairman, having regard to companies of a similar size and scope. This covers the determination of contract terms, remuneration and other incentives for each of the executive directors including performance related bonus schemes, share options and pension rights. The remuneration committee consults the Chairman about its proposals relating to the remuneration of other executive directors.

The board of directors, excluding the non-executive director concerned, determines the remuneration of non-executive directors. Non-executive directors do not receive any benefits from the company, nor do they participate in any bonus or share option scheme.

The remuneration committee also monitors the level and structure of remuneration for senior management. The remuneration committee held 6 meetings during the year. All members of the remuneration committee attended all meetings. Further details of the remuneration policy and remuneration of the directors is reported below.

REMUNERATION POLICY

The terms of reference of the remuneration committee are to determine the group's policy on executive director remuneration and to consider the other terms of the remuneration packages for the executive directors. At the beginning of each financial year the committee determines basic salaries as well as parameters for bonus payments. The underlying objective is to ensure that individuals are appropriately rewarded relative to their responsibility, experience and value to the group. The remuneration committee is mindful of the need to ensure that the group can attract, retain and motivate executive directors who are of the calibre necessary to develop the group and enhance shareholder value and can perform to the highest levels of expectation.

Basic salary and benefits
The basic salary and benefits of executive directors are reviewed annually having regard to personal performance, company performance, changes in responsibilities and competitive market practice in the area of operation. Employment related benefits consist principally of a company car or car allowance and health insurance. No directors' fees are payable to executive directors.

Pension benefits
Executive directors participate in a defined contribution pension plan with pension contributions based on annual basic salary.

Share options
The group operates four share incentive schemes. The purpose of the share schemes is to grant to employees an equity participation in the company and to retain and motivate employees towards better performance. It is current policy to phase the granting of options. Options are granted at the market price of the company's shares at the time of the grant.

The group has issued share options, listed on page 16, to executive directors under an Employee Share Ownership Trust (Horizon ESOP Limited), the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme.

Long term incentive plan
Ancillary to the share options granted, the company has entered into a long-term incentive plan with C. O'Caoimh (see note 30). Entitlements under this scheme crystallise on 21 February 2006.

Performance related bonuses
Annual bonuses are determined on the basis of objective assessments based on the group's performance during the year. In 2004, 60% of bonus payments were based on the group achieving target earnings per share while the remaining 40% of bonus payments were based on the achievement of pre-determined personal goals, which are linked to the overall strategic development of the group.

No director has a service contract in excess of one year.

REMUNERATION POLICY (continued)

The remuneration of the directors disclosed in accordance with the requirements of the Irish Stock Exchange is as follows:

	Year ended 31 December 2004						
	Basic salary 2004 €'000	*Fees 2004 €'000*	*Bonus 2004 €'000*	*Benefits 2004 €'000*	*Pension contributions 2004 €'000*	*Total 2004 €'000*	*Total 2003 €'000*
Executive Directors							
S. Naji	163	–	83	18	53	317	287
C. O'Caoimh	200	–	93	18	29	340	292
G. Coburn	155	–	63	18	12	248	203
	518	–	239	54	94	905	782
Non-Executive Directors							
P. Kenny	–	20	–	–	–	20	58
C. Garvey	–	20	–	–	–	20	58
K. Melia (resigned March 2004)	–	4	–	–	–	4	64
	–	44	–	–	–	44	180
Total	518	44	239	54	94	949	962

DIRECTORS' AND SECRETARY'S INTERESTS

The interests of the directors and secretary (all of which are beneficially owned) including their families in the ordinary share capital of the company at the beginning and end of the year were as follows:

	31 December 2004		*31 December 2003*	
Directors	*Ordinary shares*	*Options Ordinary shares*	*Ordinary shares*	*Options Ordinary shares*
S. Naji	31,024,753	–	32,024,753	–
C. Garvey	2,343,561	–	3,093,561	–
P. Kenny	128,122	–	178,122	–
G. Coburn	45,000	899,500	45,000	899,500
C. O'Caoimh	21,162	1,535,000	21,162	1,485,000

The directors and secretary have no interest in the ordinary share capital of any other group undertakings. The market price of the company's shares at 31 December 2004 was €1.15 per share with the range during the year being €0.83 to €1.15.

There were no changes in the directors' or secretary's interests in shareholdings or options from the end of the financial year to 24 March 2005.

INTERESTS IN OPTIONS

The company's register of directors' and secretary's interests contains full details of directors' and secretary's options to subscribe for shares. These interests are summarised below:

		At 31 Dec 2003	*Granted in 2004*	*At 31 Dec 2004*	*Weighted Average Option Price*
C. O'Caoimh	(a)	1,485,000	50,000	1,535,000	€1.67
	(b)	15,000	–	15,000	€1.15
	(c)	60,000	100,000	160,000	€0.65
G. Coburn	(a)	899,500	–	899,500	€0.66
	(b)	4,655	–	4,655	€1.15
	(c)	155,096	100,000	255,096	€0.49
	(d)	120,000	–	120,000	€0.99
S. Naji	(c)	–	100,000	100,000	€0.87

Options granted during 2004 by Horizon ESOP were at an option price of €0.90
Options granted during 2004 under the 1999 Share Option Scheme were at an option price of €0.87

No options lapsed during the year.

The following share options were issued at option prices in excess of the market value of the company's shares at 31 December 2004:

C. O'Caoimh	395,000
G. Coburn	50,000
S. Naji	nil

The following share options were exercisable at 31 December 2004:

C. O'Caoimh	282,000
G. Coburn	504,251
S. Naji	nil

(a) Options granted by Horizon ESOP Limited
(b) Options granted under the 1998 Share Option Scheme (Amended)
(c) Options granted under the 1999 Share Option Scheme
(d) Options granted under the 1998 Share Option Scheme

The options issued under the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme, are exercisable only when Earnings Per Share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

The options issued by Horizon ESOP Limited are only exercisable if predetermined personal performance criteria are fulfilled.

COMMUNICATIONS WITH SHAREHOLDERS

Communications with shareholders are given high priority. The group has an ongoing programme of meetings between its senior executives, institutional shareholders, analysts and brokers. These meetings, which are governed by procedures designed to ensure that price sensitive information is not divulged, are wide ranging and are designed to facilitate a two way dialogue based upon the mutual understanding of objectives.

COMMUNICATIONS WITH SHAREHOLDERS (continued)

The Annual General Meeting of the company affords individual shareholders the opportunity to question the Chairman and the board and their participation is welcomed. The Chairman aims to ensure that the chairmen of the audit committee, remuneration committee and the nomination committee are available at the Annual General Meeting to answer questions. In addition, major shareholders can meet with the Chairman or the senior independent director on request. The group also offers major shareholders the opportunity to meet newly appointed non-executive directors.

The board is kept appraised of the views of shareholders and the market in general through the feedback from the meetings programme and results presentations. Analysts' reports on the company are also circulated to the board members on a regular basis.

The group's website, www.horizon.ie, provides the full text of the Annual and Interim Reports and copies of presentations to investors and analysts. News releases are made available in the News section of the website immediately after release to the Stock Exchange.

INTERNAL CONTROL

The board has overall responsibility for the group's system of internal control, for reviewing its effectiveness and for confirming that there is a process for identifying, evaluating and managing the significant risks for the achievement of the group's strategic objectives. The process has been in place throughout the financial year and up to the date of the approval of the Annual Report and Accounts and accords with the Turnbull guidance.

The risk management process and systems of internal control are designed to manage rather than eliminate the risk of failure to achieve the group's strategic objectives. It should be recognised that such systems can only provide reasonable, not absolute, assurance against material misstatement or loss.

Risk identification and evaluation takes place as an integral part of the annual strategic planning cycle. An overall risk and control self-assessment programme is also completed on an annual basis by each business unit and by group management. Each business unit's risks, controls and action plans are also reported on and monitored on a regular basis as part of the normal management review process.

The results of the annual strategy review, the annual risk and control self-assessment and the results of our ongoing management review processes are reported to and reviewed by the board. The board considers whether the significant risks faced by the group are being identified, evaluated and appropriately managed, having regard to the balance of risk, costs and opportunity. In addition, the board meets with internal auditors on a regular basis and satisfies itself as to the adequacy of the group's internal control system. The Audit Committee also meets with and receives reports from the external auditors.

GOING CONCERN

The directors are satisfied that the company and the group have adequate resources to continue to operate for the foreseeable future and are financially sound. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

The directors present their annual report together with the audited financial statements of the group for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The principal activities of the group are the provision of information technology products and services to corporate customers and computer resellers through its operating divisions, Enterprise Solutions and Distribution and Channel Services. The group operates from locations in Ireland and the United Kingdom.

REVIEW OF THE DEVELOPMENT OF THE BUSINESS

A review of the business of the group is set out in the Chairman's statement.

RESULTS FOR THE YEAR AND STATE OF AFFAIRS

The consolidated profit and loss account and balance sheet are set out on pages 24 and 26. The profit on ordinary activities before taxation and minority interest in the year amounted to €5,696,000 (2003: €686,000). After charging taxation of €1,445,000 (2003: €385,000) and deducting minority interest of €Nil (2003: €2,000), the retained profits for the year of €4,251,000 (2003: €299,000) have been transferred to reserves. Shareholders' funds at 31 December 2004 amount to €19,227,000 (2003: €14,583,000).

The Chairman's statement refers to the state of affairs of the group.

The directors do not propose the payment of a dividend for the year.

EVENTS SINCE THE BALANCE SHEET DATE

There have been no significant events since the year-end, which would require adjustment to the financial statements or disclosure therein.

FUTURE DEVELOPMENTS

The Chairman's statement refers to the outlook of the business and the group's operating plan.

DIRECTORS

The members of the board of directors are listed on page 10.

K. Melia resigned during the year.

G. Coburn and C. Garvey retire by rotation and being eligible, offer themselves for re-election.

DIRECTORS' AND SECRETARY'S INTERESTS

The interests of the directors and secretary in the ordinary share capital of the company at the beginning and end of the year are listed on page 15.

BOOKS AND ACCOUNTING RECORDS

The directors are responsible for ensuring that proper books and accounting records as outlined in Section 202 of the Companies Act, 1990 are kept by the company. To ensure that these requirements are complied with, the directors have appointed appropriate accounting personnel, including a chief financial officer.

The books and accounting records are maintained at the company's registered office at Park West Business Park, Nangor Road, Dublin 12.

RESEARCH & DEVELOPMENT

A number of group undertakings are actively involved in developing software products and methodologies which enhance the services available from these businesses and the group as a whole.

CORPORATE GOVERNANCE

Statements by the directors in relation to the company's application of Corporate Governance principles, compliance with the new Combined Code, the group's system of internal controls and the adoption of the going concern basis in the preparation of the financial statements are set out on pages 12 to 17.

The report on director's remuneration is set out on pages 14 and 15.

POLITICAL DONATIONS

Neither the company nor any of its subsidiaries made any political donations in the year.

SUBSTANTIAL HOLDINGS

As at 31 December 2004, the company had received notification of the following substantial holdings in the company, other than directors and their families, in its ordinary share capital:

Name	*Holding*	%
Gartmore Fund Managers Limited	3,463,753	4.70
Gartmore Investment Limited	3,392,860	4.60
Horizon ESOP Limited	3,458,968	4.69

There were no major movements notified from the end of the financial year to 24 March 2005.

ACQUISITIONS

No acquisitions were undertaken in the year.

ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles and the accounting policies set out on pages 29 to 31. In preparing the financial statements, the directors are required to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an on-going basis, the directors evaluate these estimates based on currently available information, historical results and other assumptions they believe are reasonable. Actual results could differ from these estimates.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The group will publish its first financial statements in compliance with International Financial Reporting Standards (IFRS) for the financial year ended 31 December 2005. IFRS will also be used in preparing the interim report to June 2005. During 2004 the group put in place a comprehensive project plan to ensure compliance with IFRS. Substantial progress has been made on all key phases of the plan, with particular attention focused on the following areas:

- Understanding and assessing the differences between IFRS and current Irish accounting standards;
- Assessing the impact of these differences on our current accounting policies and procedures and implementing the necessary changes;
- Amending IT systems to allow data collection in accordance with appropriate accounting policies for the year ended 31 December 2004 and subsequent periods;
- Considering the wider business implications of the group's transition to IFRS.

The group considers that the main implication of the adoption of IFRS will be in the areas of goodwill, share based payments and segmental information. It is planned to communicate the full impact of the adoption of IFRS on the audited 2004 results prior to issuing the 2005 interim financial statements.

FINANCIAL RISK MANAGEMENT

The group uses financial instruments throughout its businesses. Borrowings, cash and liquid resources are used to finance the group's operations. Trade debtors and creditors arise directly from operations. Derivatives, principally forward foreign exchange contracts, are used to manage currency risks arising from the group's operations. It is, and has been throughout the year under review, the group's policy not to trade in financial instruments.

FINANCE INTEREST AND CURRENCY RISK

The group's procedure is to finance operating subsidiaries by a combination of retained profits and, to a lesser extent, invoice discounting, finance leases and overdrafts. The majority of the group's activities are conducted in the local currency of the country of operation. The primary foreign exchange exposures arise from the fluctuating value of the group's net investment in different currencies. Gains and losses arising from these currency exposures are recognised in the statement of total recognised gains and losses. The group also has transactional currency exposures arising from sales and purchases by an operating unit in currencies other than the unit's functional currency. Forward foreign exchange contracts and the holding of foreign currency cash balances are used to hedge these currency exposures.

HEALTH AND SAFETY

The welfare of employees is maintained through adherence to health and safety procedures, which meet the requirements of the Safety, Health and Welfare at Work Act, 1989.

AUDITORS

The auditors, Ernst & Young, Chartered Accountants, will continue in office in accordance with Section 160(2) of the Companies Act, 1963.

On behalf of the board

Gary Coburn
Cathal O'Caoimh
Directors
24 March 2005

Irish company law requires the directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the group and company and of the profit or loss of the group for that year. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the provisions of the Companies Acts, 1963 to 2003 and the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

We have audited the group's financial statements for the year ended 31 December 2004 which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement, Statement of Total Recognised Gains and Losses and the related notes 1 to 33. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable Irish law and accounting standards as set out in the Statement of Directors' Responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether at the balance sheet date there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not given and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 Financial Reporting Council's Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' Report, Chairman's Statement, Operating Review, Financial Review and Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31 December 2004 and of the profit of the group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2003 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company balance sheet is in agreement with the books of account.

In our opinion the information given in the directors' report is consistent with the financial statements.

In our opinion the company balance sheet does not disclose a financial situation which under Section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

Ernst & Young
Registered Auditors
Dublin
24 March 2005

CONSOLIDATED PROFIT & LOSS ACCOUNT

for the year ended 31 December 2004

	Note	2004 €'000	2003 €'000
TURNOVER	3/4	281,175	250,274
Variation in stocks of finished goods and work-in-progress		1,783	(2,007)
Purchases		(250,289)	(219,233)
Staff costs	5	(14,416)	(12,862)
Depreciation		(977)	(1,269)
Amortisation of intangibles		(1,669)	(1,491)
Other operating charges		(8,572)	(8,302)
OPERATING PROFIT	6	7,035	5,110
NON OPERATING EXCEPTIONAL ITEMS:			
Disposal and termination of business units	7	–	(3,426)
		7,035	1,684
Net interest charge	8	(1,014)	(670)
Unwinding of discount factor		(325)	(328)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		5,696	686
Taxation on profit on ordinary activities	9	(1,445)	(385)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		4,251	301
Minority interests (including non-equity minority interests)		–	(2)
PROFIT FOR THE YEAR ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	10	4,251	299
EARNINGS PER SHARE:	11		
Basic earnings per ordinary shares (cent)		6.05	0.46
Basic earnings per ordinary shares adjusted* (cent)		8.89	7.36
Diluted earnings per ordinary shares (cent)		5.90	0.44
Diluted earnings per ordinary shares adjusted* (cent)		8.67	7.11

* Earnings per share adjusted for non-operating exceptional items, amortisation of intangibles and unwinding of discount factor.

On behalf of the board

Gary Coburn
Cathal O'Caoimh

Directors
24 March 2005

	2004 €'000	2003 €'000
Profit attributable to members of the parent company	4,251	299
Exchange difference on retranslation of net assets of subsidiary undertakings and deferred trading balances	(243)	(417)
TOTAL RECOGNISED GAINS/(LOSSES) RELATING TO THE YEAR	4,008	(118)

MOVEMENTS ON PROFIT AND LOSS ACCOUNT
for the year ended 31 December 2004

	2004 €'000	2003 €'000
At 1 January 2004	(45,848)	(45,690)
Profit retained for the financial year	4,251	299
Re-translation of overseas subsidiaries (net)	(243)	(417)
Redemption of minority interest preference shares	–	(40)
At 31 December 2004	(41,840)	(45,848)

The profit and loss account is analysed as follows

	2004	2003
Parent company	(47,187)	(47,118)
Subsidiary undertakings	8,842	4,765
Cumulative goodwill previously written off directly against reserves	(3,495)	(3,495)
	(41,840)	(45,848)

	Note	2004 €'000	2003 €'000
FIXED ASSETS			
Intangible assets	12	8,280	8,174
Tangible assets	13	3,475	3,843
Financial assets	14	–	–
		11,755	12,017
CURRENT ASSETS			
Stocks	15	17,135	16,130
Debtors	16	39,983	40,685
Cash at bank and in hand		9,571	11,251
		66,689	68,066
CREDITORS: amounts falling due within one year	18	(55,452)	(59,532)
NET CURRENT ASSETS		11,237	8,534
TOTAL ASSETS LESS CURRENT LIABILITIES		22,992	20,551
CREDITORS: amounts falling due after more than one year	19	(4)	(62)
PROVISIONS FOR LIABILITIES AND CHARGES	20	(3,761)	(5,906)
		19,227	14,583
CAPITAL AND RESERVES			
Called up share capital	24	5,161	5,023
Shares to be issued after year end	25	–	1,167
Share premium	25	71,453	69,788
Profit and loss account	25	(41,840)	(45,848)
Cost of shares of the company held in an ESOP	25	(15,547)	(15,547)
Shareholders' funds (all equity interests)		19,227	14,583

On behalf of the board

Gary Coburn
Cathal O'Caoimh

Directors
24 March 2005

	Note	2004 €'000	2003 €'000
FIXED ASSETS			
Tangible assets	13	1,598	1,867
Financial assets	14	21,321	11,614
		22,919	13,481
CURRENT ASSETS			
Debtors	16	32,786	37,409
Cash at bank and in hand		578	115
		33,364	37,524
CREDITORS: amounts falling due within one year	18	(23,681)	(16,239)
NET CURRENT ASSETS		9,683	21,285
TOTAL ASSETS LESS CURRENT LIABILITIES		32,602	34,766
PROVISIONS FOR LIABILITIES AND CHARGES	20	(3,175)	(5,906)
		29,427	28,860
CAPITAL AND RESERVES			
Called up share capital	24	5,161	5,023
Shares to be issued after year end	25	–	1,167
Share premium	25	71,453	69,788
Profit and loss account	25	(47,187)	(47,118)
Shareholders' funds (all equity interests)		29,427	28,860

On behalf of the board

Gary Coburn
Cathal O'Caoimh

Directors
24 March 2005

	Note	2004 €'000	2003 €'000
CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES	6(b)	(4,750)	1,394
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Interest paid		(1,035)	(675)
Interest received		34	50
Dividends paid to minority interests		–	(2)
Interest element of finance lease rental payments		(14)	(57)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(1,015)	(684)
TAXATION			
Irish corporation taxation (paid)/refund		(596)	15
Overseas taxation refund/(paid)		250	(327)
NET CASH OUTFLOW FROM TAXATION		(346)	(312)
CAPITAL EXPENDITURE			
Payments to acquire tangible fixed assets		(609)	(435)
Receipts from sales of tangible fixed assets		11	32
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(598)	(403)
ACQUISITIONS AND DISPOSALS			
Purchase of subsidiary undertakings		(8,873)	(3,184)
Sale of subsidiaries		(33)	473
Purchase of minority interest		–	(157)
NET CASH OUTFLOW FROM ACQUISITIONS AND DISPOSALS		(2,164)	(3,179)
CASH OUTFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING		(8,873)	(3,184)
CASH OUTFLOW FROM MANAGEMENT OF LIQUID RESOURCES		(404)	–
NET CASH (OUTFLOW)/INFLOW FROM FINANCING	26(c)	(153)	2,278
DECREASE IN CASH	26(b)	(9,430)	(906)

1. BASIS OF PREPARATION

The group financial statements are prepared in euro (€) under the historical cost convention.

The group accounts consolidate the accounts of Horizon Technology Group plc and all of its subsidiary undertakings drawn up to 31 December 2004. No profit and loss account is presented for Horizon Technology Group plc as permitted by Section 3(2) of the Companies (Amendment) Act, 1986.

2. ACCOUNTING POLICIES

Income recognition
Turnover from product sales is recognised upon delivery of the equipment to customers.

Turnover from professional services and consulting arrangements are recognised when the services are provided or where the arrangement represents a long-term contract, the income is recognised on a percentage of completion basis.

Maintenance income is apportioned over the term of the related maintenance contract and is recognised as income over the period in which the group has an obligation to provide services to the customer. Where the group offsets its obligations through the purchase of services from a vendor, the gross income from such sales are recognised in full at the time of the purchase of the services contract.

Goodwill
Prior to 1 July 1998, goodwill representing the excess/deficit of the purchase consideration for subsidiary companies and other business acquisitions over the fair value ascribed to their attributable net assets at the respective dates of acquisition, was written off immediately to reserves. If a subsidiary or business is subsequently sold, any goodwill arising on acquisition that was written off directly to reserves is taken into account in determining the profit or loss on sale.

From 1 July 1998, goodwill representing the excess/deficit of the purchase consideration for subsidiary companies and other business acquisitions over the fair value ascribed to their attributable net assets at the respective dates of acquisition, is capitalised and amortised to the profit and loss account by equal annual instalments over its estimated useful economic life. The group considers various factors in determining the appropriate amortisation period for goodwill including competitive, legal, regulatory and other factors.

The cost of acquisition represents the cash value of the consideration and/or the market value of the shares issued/to be issued on the date the offer became unconditional, plus expenses.

In calculating the goodwill, the total consideration, both actual and deferred, is taken into account. Where the deferred consideration is payable in cash, the liability is accrued. Where the deferred consideration is contingent and dependent upon future trading performance, an estimate of the likely consideration payable is made. This contingent consideration is re-assessed annually. Where the deferred consideration is to be settled by way of a future share issue, the deferred consideration is included within shareholders' funds.

Trade investments
Trade investments included in financial fixed assets are stated at cost less provision for impairment.

Stocks
Stocks are valued on a first in first out (FIFO) basis, at the lower of cost and net realisable value after making due allowance for any obsolete or slow moving items.

2. ACCOUNTING POLICIES (continued)

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to discharge a tax liability or receive a benefit in the future have occurred at the balance sheet date, with the exception of deferred tax assets.

Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non discounted basis at the tax rates that are expected to apply in the year in which the differences reverse based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Depreciation
The cost of fixed assets is written off by equal annual instalments over their useful lives as follows:

Leasehold improvements	35 years (or lease term if less)
Fixtures and fittings	10 years
Office equipment	5 years
Motor vehicles	5 years
Computer equipment software	5 years
Computer equipment hardware	3 years

Foreign currencies
The financial statements are presented in euro (€). Transactions during the year have been translated at the rates of exchange ruling at the dates of the transactions or at the contracted rate if the transaction is covered by a forward exchange contract. Assets and liabilities denominated in foreign currencies are translated to euro at the rates of exchange ruling at the balance sheet date or the relevant contract rate. The resulting profits and losses are dealt with in the profit and loss account.

The balance sheets of overseas subsidiary undertakings are translated at the rate of exchange ruling at the year-end date. The profit and loss accounts are translated at the average rate for the year. The exchange differences arising on the retranslation of opening net assets and profits for the year are taken directly to reserves.

Foreign subsidiaries financed by long-term loans and deferred inter-company balances are treated as part of the parent company's net investment in the foreign enterprise. The exchange differences arising on such loans and inter-company balances are dealt with through reserves.

Leasing commitments
Assets held under finance leases, where substantially all the risks and rewards of ownership of the assets have passed to the company, are capitalised in the balance sheet and are depreciated over their estimated useful lives.

The corresponding lease obligation is capitalised in the balance sheet as a liability. The interest element of the rental obligations is charged to the profit and loss account over the term of the lease and represents a constant proportion of the balance of capital repayments outstanding.

Rentals paid under operating leases are charged to income on a straight-line basis over the lease term.

Pensions
The group operates defined contribution pension schemes. Contributions are charged in the profit and loss account as they become payable in accordance with the rules of the scheme.

2. ACCOUNTING POLICIES (continued)

Financial instruments
The group enters into transactions in the normal course of its business using a variety of financial instruments; borrowings, cash and liquid resources and derivatives. Where derivatives are used to hedge cross currency cash flows arising from trading activities, the underlying transaction is recorded at the contract rate.

Capital instruments
Shares issued in the company are included in shareholders' funds. Where consideration for an acquisition is to be settled by the issue of shares at a future date, the fair value of the shares to be issued is included in shareholders' funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and otherwise are included in shareholders' funds. The finance cost recognised in the profit and loss account in respect of capital instruments other than equity shares is allocated over the term of the instrument.

Onerous contracts on properties
Where property is vacant and not planned to be used in the foreseeable future, provision is made for the best estimate of the net present value of the unavoidable lease payments, being the difference between the future rental and related costs and any income reasonably expected to be derived from their being sub-let.

Discounting
The amortisation or unwinding of the discount factor applied in establishing the net present value of provisions and any adjustments arising through changes in discount rates are included as separate items within the profit and loss account.

3. TURNOVER

Turnover comprises the invoiced value of goods and services supplied by the group, exclusive of trade discounts and value-added-tax.

4. SEGMENTAL INFORMATION

Turnover and operating profit arose from continuing activities.

An analysis of turnover by geographical location and class of business, together with gross profit by class of business is set out below:

	2004	*2003*
	€'000	*€'000*
Turnover (by source)		
Republic of Ireland	173,245	160,211
Britain and Northern Ireland	107,930	90,063
	281,175	250,274

4. SEGMENTAL INFORMATION (continued)

	2004 €'000	2003 €'000
Turnover (by destination)		
Republic of Ireland	146,260	120,493
Britain and Northern Ireland	134,695	129,086
Mainland Europe	214	695
Rest of World	6	–
	281,175	250,274
Turnover (by class of business)		
Enterprise solutions division	158,941	138,948
Distribution and channel services division	122,234	111,326
	281,175	250,274
Gross profit (by class of business)		
Enterprise solutions division	25,231	22,089
Distribution and channel services division	7,438	6,945
	32,669	29,034

An analysis of group net profit and net assets by geographic region and class of business is not provided as the directors believe that the disclosure of this information would be prejudicial to the interests of the group.

5. STAFF COSTS

	2004 €'000	2003 €'000
The staff costs are comprised of:		
Wages and salaries	12,565	11,234
Social welfare costs	1,454	1,274
Pension costs	397	354
	14,416	12,862

5. STAFF COSTS (continued)

The average number of persons employed by the group in the financial year was 204 (2003: 203) and is analysed into the following categories:

	2004 Number	*2003 Number*
Management	20	23
Sales	56	56
Administration	53	54
Technical	75	70
	204	203

6. OPERATING PROFIT

	2004 €'000	*2003 €'000*
(a) This is stated after charging/(crediting):		
Directors' remuneration:		
– Fees	44	187
– Other emoluments including pension contributions	905	782
Auditors' remuneration		
– Audit services	132	132
– Non audit services (taxation/pension)	29	16
Foreign exchange loss	305	13
Operating lease rentals payable	116	212
Profit on disposal of fixed assets	(1)	(8)

(b) Reconciliation of operating profit to net cash (outflow)/inflow from operating activities:

	2004 €'000	*2003 €'000*
Operating profit	7,035	5,110
Non-operating exceptional items	–	(3,426)
Discharge of provisions for liabilities and charges	(3,130)	(732)
Depreciation and amortisation	2,646	2,760
Profit on disposal of tangible fixed assets	(1)	(8)
Decrease/(increase) in debtors	637	(1,661)
(Increase)/decrease in stocks	(1,050)	1,283
Decrease in creditors	(10,887)	(1,932)
Net cash (outflow)/inflow from operating activities	(4,750)	1,394

7. NON-OPERATING EXCEPTIONAL ITEMS

The non-operating exceptional items in 2003 relate to the revision of previous estimates on disposal and termination of business units.

8. NET INTEREST CHARGE

	2004 *€'000*	*2003* *€'000*
Interest payable and similar charges		
Interest payable on bank loans and overdrafts wholly repayable within five years:		
- not by instalments	(1,034)	(663)
- Finance charges payable under finance leases	(14)	(57)
	(1,048)	(720)
Bank interest received	34	50
Net interest charge	(1,014)	(670)

9. TAXATION ON PROFIT ON ORDINARY ACTIVITIES

(a) Analysis of charge in the year

	2004 *€'000*	*2003* *€'000*
Current tax:		
Irish corporation tax	548	433
Foreign tax	961	–
Adjustment in respect of previous periods	–	10
Total current tax charge (note 9b)	1,509	443
Deferred tax:		
Origination and reversal of timing differences	(64)	(58)
Total deferred tax credit (note 17)	(64)	(58)
Tax on profit on ordinary activities	1,445	385

9. TAXATION ON PROFIT ON ORDINARY ACTIVITIES (continued)

(b) Factors affecting tax charge in the year

	2004 €'000	2003 €'000
Profit on ordinary activities before tax	5,696	686
Profit on ordinary activities multiplied by standard rate of corporation tax in Ireland of 12.5% (2003: 12.5%)	712	86
Effects of:		
Expenses not deductible for tax purposes	97	109
Amortisation of goodwill not deductible for tax purposes	209	186
Depreciation in excess of capital allowances for the year	(26)	1
Non utilisation of tax losses	62	41
Higher tax rates on overseas earnings	455	10
Adjustments to tax charge in respect of previous periods	–	10
Current tax charge for the year (note 9a)	1,509	443

10. PROFIT FOR THE FINANCIAL YEAR ATTRIBUTABLE TO GROUP SHAREHOLDERS

	2004 €'000	2003 €'000
(Loss)/profit after tax in the holding company amounted to	(69)	1,320

A separate profit and loss account for Horizon Technology Group plc has not been prepared because the conditions of Section 3(2) of the Companies (Amendment) Act, 1986 have been complied with.

11. EARNINGS PER ORDINARY SHARE

	2004 €'000	2003 €'000
The computation of basic and diluted earnings per share is set out below:		
Numerator		
Profit after tax and minority interests (Basic EPS)	4,251	299
Non-operating exceptional items	–	2,685
Amortisation of goodwill and intangibles	1,669	1,491
Unwinding of discount factor	325	328
Adjusted profit before non operating exceptional items, amortisation and unwinding of discount factor	6,245	4,803
Denominator		
Weighted average number of shares in issue for the year ('000) (Basic EPS)	70,263	65,241
Dilutive potential ordinary shares:		
Deferred consideration	–	1,297
Employee share options	1,749	1,053
Diluted weighted average number of ordinary shares ('000)	72,012	67,591
Earnings per share:		
Basic earnings per ordinary shares (cent)	6.05	0.46
Basic earnings per ordinary shares adjusted* (cent)	8.89	7.36
Diluted earnings per ordinary shares (cent)	5.90	0.44
Diluted earnings per ordinary shares adjusted* (cent)	8.67	7.11

*Earnings per share adjusted for non-operating exceptional items, amortisation of intangibles and unwinding of discount factor.

Own shares held in an ESOP (note 32) are deducted when computing basic, diluted and adjusted EPS.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, namely share options.

12. INTANGIBLE ASSETS

Group	*Goodwill*	*Development costs*	*Total*
	€'000	*€'000*	*€'000*
Cost/valuation:			
At 1 January 2004	14,913	997	15,910
Additions/adjustments	1,775	–	1,775
At 31 December 2004	16,688	997	17,685
Amortisation:			
At 1 January 2004	6,739	997	7,736
Charge for the year	1,669	–	1,669
At 31 December 2004	8,408	997	9,405
Net book value:			
At 31 December 2004	8,280	–	8,280
At 31 December 2003	8,174	–	8,174

With effect from 1 July 1998, goodwill being the excess of consideration over the fair value of net assets at the date of acquisition of subsidiary undertakings is capitalised and related amortisation based on its useful life is charged against operating profits. Goodwill arising prior to that date was written off immediately against reserves. The cumulative amount of goodwill written off against reserves prior to 1 July 1998 was €3,495,000.

Acquisitions are amortised on a straight-line basis, net of impairment, over ten years.

13. TANGIBLE FIXED ASSETS

Group	*Leasehold premises €'000*	*Computers & office equipment €'000*	*Motor vehicles €'000*	*Fixtures & fittings €'000*	*Total €'000*
Cost:					
At 1 January 2004	3,468	10,292	117	2,969	16,846
Translation adjustment	(9)	(10)	–	(5)	(24)
Additions	–	351	246	12	609
Disposals and reclassification	–	(10)	(97)	(6)	(113)
At 31 December 2004	3,459	10,623	266	2,970	17,318
Depreciation:					
At 1 January 2004	2,252	9,097	76	1,578	13,003
Translation adjustment	(9)	(19)	(1)	(5)	(34)
Charge for year	61	655	55	206	977
Disposals and reclassification	–	(8)	(89)	(6)	(103)
At 31 December 2004	2,304	9,725	41	1,773	13,843
Net book value:					
At 31 December 2004	1,155	898	225	1,197	3,475
At 31 December 2003	1,216	1,195	41	1,391	3,843

The net book amounts of group tangible fixed assets includes €238,000 (2003: €302,000) in respect of leased assets. The depreciation charge for the year on these assets amounted to €58,000 (2003: €228,000).

13. TANGIBLE FIXED ASSETS (continued)

Company

	Leasehold premises €'000	*Computers & office equipment €'000*	*Fixtures & fittings €'000*	*Total €'000*
Cost:				
At 1 January 2004	1,412	1,873	637	3,922
Additions	–	34	–	34
At 31 December 2004	1,412	1,907	637	3,956
Depreciation:				
At 1 January 2004	411	1,445	199	2,055
Charge for year	59	192	52	303
At 31 December 2004	470	1,637	251	2,358
Net book value:				
At 31 December 2004	942	270	386	1,598
At 31 December 2003	1,001	428	438	1,867

14. FINANCIAL FIXED ASSETS

(a) Group and company

	2004 €'000	2003 €'000
Trade investment:		
At beginning of the year	161	161
Provision for impairment	(161)	(161)
At end of the year	–	–
Company		
Shares in group companies:		
At beginning of the year	11,614	11,848
Additions/adjustments	5,988	(234)
At end of the year	17,602	11,614
Other investments:		
At beginning of year	–	–
Capital contributions to subsidiary company	3,719	–
At end of the year	3,719	–
Total financial fixed assets	21,321	11,614

(b) Investment in group companies is stated at cost. The subsidiary undertakings are listed in note 33.

15. STOCKS

Group	*2004* *€'000*	*2003* *€'000*
Goods for re-sale	17,135	16,130

The replacement cost of stock did not differ significantly from the figures shown above.

16. DEBTORS

Group	*2004* *€'000*	*2003* *€'000*
Trade debtors	37,071	38,079
Prepayments and accrued income	2,600	2,355
Deferred taxation (note 17)	312	251
	39,983	40,685

Included within prepayments and accrued income are amounts of €188,000 (2003: €421,000) due after more than one year.

Company	*2004* *€'000*	*2003* *€'000*
Amounts due within one year:		
Trade debtors	84	–
Prepayments and accrued income	2,733	1,661
Amounts due from subsidiaries	28,778	28,647
Deferred taxation	38	–
	31,633	30,308
Amounts due after more than one year:		
Prepayments and accrued income	188	421
Amounts due from subsidiaries	874	6,589
Subordinated loans to subsidiary company (i)	91	91
	1,153	7,101
Total debtors	32,786	37,409

(i) Subordinated loans repayable to Horizon Technology Group plc were provided to Horizon Technical Services Limited in November 2002.

17. DEFERRED TAXATION

	2004 €'000	2003 €'000
Accelerated capital allowances	96	93
Tax losses carried forward	216	158
Deferred tax asset	312	251
Balance at start of year	251	209
Credit during the year (note 9a)	64	58
Translation adjustment in year	(3)	(16)
Deferred tax asset at end of year (note 16)	312	251

The group expects to be able to claim capital allowances in excess of depreciation in future years.

The group has provided for a deferred tax asset in respect of losses incurred in prior years, which it can carry forward against expected future profits of the group allowing for reduced future tax rates.

18. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

Group	2004 €'000	2003 €'000
Trade creditors	26,397	37,876
Accruals	11,303	12,797
PAYE/PRSI	244	(31)
VAT	1,636	1,472
Corporation tax	481	529
Overseas tax	1,275	71
Bank borrowings (note 21)	14,059	6,698
Obligations under finance leases (note 22)	57	120
	55,452	59,532

Company		
Trade creditors	299	1,025
Accruals	1,108	2,044
PAYE/PRSI	29	–
VAT	82	–
Corporation tax	412	–
Overseas tax	1,275	–
Amounts due to subsidiaries	19,691	11,634
Bank borrowings (note 21)	785	1,536
	23,681	16,239

Trade creditors include amounts owing to suppliers who purport to include reservation of title clauses in their conditions of sale. The amount subject to reservation of title clauses has not been quantified.

19. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

Group	2004 €'000	2003 €'000
Obligations under finance leases (note 22)	4	62

20. PROVISIONS FOR LIABILITIES AND CHARGES

Group	Onerous Contracts €'000
At beginning of year	5,906
Reclassification of provisions	564
Foreign exchange adjustment	108
Utilised during year	(3,142)
Unwinding of discount factor	325
At end of year	3,761

Company	
At beginning of year	5,906
Foreign exchange adjustment	108
Utilised during year	(3,164)
Unwinding of discount factor	325
At end of year	3,175

As a result of the sale of the Cisco training business and the implementation of the group's fundamental restructuring plan during 2001 and 2002, the group has excess properties, most of which have been sub-let. Using a discount rate of 5.5% the present value of all the future obligations on the vacant property is €6.1m (2003: €9.2m). Provision has been made for the best estimate of the net present value of the unavoidable lease payments on these properties, being the difference between the future rental costs and related expenses and any income reasonably expected to be derived from their being sub-let. The provision is expected to be utilised over the remaining life of the leases, which range from one year to eight years.

21. BANK BORROWINGS

Group	2004 €'000	2003 €'000
Bank borrowings	14,059	6,698
Amounts included in creditors – amounts falling due within one year	14,059	6,698
Company		
Bank overdraft	785	1,536
Amounts included in creditors – amounts falling due within one year	785	1,536

Details of security provided on bank borrowings are set out in note 31.

22. OBLIGATIONS UNDER FINANCE LEASES

The maturity of these amounts is as follows:

Group	2004 €'000	2003 €'000
Amounts payable:		
within one year	57	120
between one and two years	4	62
	61	182

23. FINANCIAL INSTRUMENTS

Currency exposure
The analysis below shows the net monetary assets and liabilities of the group that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. The amounts shown below take into account the effect of forward currency contracts.

	2004			*2003*		
	Euro€	*STG£*	*US$ Dollar*	*Euro€*	*STG£*	*US$ Dollar*
	€'000	*€'000*	*€'000*	*€'000*	*€'000*	*€'000*
Functional currency:						
euro	–	(492)	695	–	(886)	1,043
Sterling	42	–	162	(20)	–	(431)
	42	(492)	857	(20)	(886)	612

Net bank facilities
The group has various bank facilities available to it. In addition to the cash at bank and in hand of €9,571,000 (2003: €11,251,000), the net bank facilities available at 31 December 2004 and 31 December 2003 in respect of which all conditions precedent had been met at that date are as follows:

	2004	*2003*
	€'000	*€'000*
Expiring in one year or less	18,441	20,625

Fair values of debt, cash and liquid investments
A comparison by category of book values of all group's financial assets and financial liabilities (excluding short-term debtors and creditors) at 31 December 2004 and 31 December 2003 is set out below:

	Derivative Contracts Forward Foreign Currency Contacts	*Gross Bank Debt*	*Cash and liquid investments*	*Other financial instruments*	*Total*
	€'000	*€'000*	*€'000*	*€'000*	*€'000*
2004 Book Value	–	(14,059)	9,571	(2,888)	(7,376)
2004 Fair Value	1,514	(14,059)	9,571	(2,888)	(5,862)
2003 Book Value	–	(6,698)	11,251	(12,821)	(8,268)
2003 Fair Value	6,060	(6,698)	11,251	(12,821)	(2,208)

23. FINANCIAL INSTRUMENTS (continued)

Market values have been used to determine the fair value of foreign currency contracts. The group enters into forward foreign currency contracts to eliminate the currency exposures that arise on purchases denominated in foreign currencies. The forward foreign currency contracts will crystallise within three months of the year-end.

Currency and interest rate exposure of financial assets/(liabilities)

					Fixed rate financial liabilties	
	Floating rate financial liabilities €'000	*Fixed rate financial liabilities €'000*	*Cash and liquid resources €'000*	*Total €'000*	*Weighted average interest rate %*	*Weighted average time for which rate is fixed Years*
Currency at 31 December 2004:						
Euro€	(3,700)	(9)	3,332	(377)	4.5%	0.944
STG£	(10,173)	(52)	5,416	(4,809)	9.6%	0.500
USD	(186)	–	823	637	0.0%	0.000
Net financial assets/(liabilities)	(14,059)	(61)	9,571	(4,549)	8.8%	0.566

Comparative figures for 2003 are as follows:

					Fixed rate financial liabilties	
	Floating rate financial liabilities €'000	*Fixed rate financial liabilities €'000*	*Cash and liquid resources €'000*	*Total €'000*	*Weighted average interest rate %*	*Weighted average time for which rate is fixed Years*
Currency at 31 December 2003:						
Euro€	(5,211)	(59)	2,318	(2,952)	7.8%	0.686
STG£	(1,487)	(124)	7,122	5,511	7.4%	0.919
USD	–	–	1,811	1,811	0.0%	0.000
Net financial assets/(liabilities)	(6,698)	(183)	11,251	4,370	7.5%	0.841

Financial liabilities include bank loans, bank overdrafts and finance leases.

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates fixed in advance for periods ranging from overnight to less than one year largely by reference to inter bank interest rates.

All financial liabilities are current with the exception of finance lease obligations of which €4,000 matures in greater than one year.

24. SHARE CAPITAL

	2004 €'000	2003 €'000
Authorised:		
92,300,000 ordinary shares of €0.07 each	6,461	6,461
Allotted, called-up and fully paid:		
73,721,746 (2003: 71,760,682) ordinary shares of €0.07 each	5,161	5,023

During the year, pursuant to acquisition agreements, the company issued 1,961,064 ordinary shares.

25. RECONCILIATION OF SHAREHOLDERS' FUNDS AND MOVEMENTS ON RESERVES

Group	*Share capital €'000*	*Shares to be issued €'000*	*Share premium €'000*	*Profit and loss account €'000*	*Total €'000*
At 1 January 2003	4,754	3,200	66,960	(45,690)	29,224
Profit for the year	–	–	–	299	299
Redemption of minority interest	–	–	–	(40)	(40)
Share issue	269	(462)	2,978	–	2,785
Expenses on issue of shares	–	–	(150)	–	(150)
Re-translation of overseas subsidiaries (net)	–	–	–	(417)	(417)
Shares to be issued after year end	–	(1,571)	–	–	(1,571)
At 1 January 2004	5,023	1,167	69,788	(45,848)	30,130
Profit for the year	–	–	–	4,251	4,251
Share movement during year	–	668	–	–	668
Share issue	138	(1,835)	1,697	–	–
Expenses on issue of shares	–	–	(32)	–	(32)
Re-translation of overseas subsidiaries (net)	–	–	–	(243)	(243)
At 31 December 2004	5,161	–	71,453	(41,840)	34,774
Less: Cost of shares of the company held by an ESOP					(15,547)
					19,227

Company	*Share capital €'000*	*Shares to be issued €'000*	*Share premium €'000*	*Profit and loss account €'000*	*Total €'000*
At 1 January 2003	4,754	3,200	66,960	(48,438)	26,476
Profit for the year	–	–	–	1,320	1,320
Share issue	269	(462)	2,978	–	2,785
Expenses on issue of shares	–	–	(150)	–	(150)
Shares to be issued after year end	–	(1,571)	–	–	(1,571)
At 1 January 2004	5,023	1,167	69,788	(47,118)	28,860
Loss for the year	–	–	–	(69)	(69)
Share movement during year	–	668	–	–	668
Share issue	138	(1,835)	1,697	–	–
Expenses on issue of shares	–	–	(32)	–	(32)
At 31 December 2004	5,161	–	71,453	(47,187)	29,427

26. ANALYSIS OF NET CASH AND FINANCING AND RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

(a) Analysis of debt

	31 Dec 2003 Opening €'000	*Cashflow €'000*	*Translation adjustment €'000*	*31 Dec 2004 Closing €'000*
Cash	11,251	(2,061)	(23)	9,167
Overdraft	(6,698)	(7,369)	8	(14,059)
	4,553	(9,430)	(15)	4,892
Liquid resources*	–	404	–	404
Finance lease obligations	(182)	121	–	(61)
	4,371	(8,905)	(15)	(4,549)

* Liquid resources include monies held on deposit, which are pledged as security on lease obligations.

(b) Reconciliation of net cash flow to movement in net cash

	€'000
Decrease in cash in year	(9,430)
Cash outflow from decrease in debt and lease financing	121
Cash outflow from increase in liquid resources	404
Change in net cash resulting from cash flows	(8,905)
Translation adjustment	(15)
Movement in net cash in the year	(8,920)
Net cash at 31 December 2003	4,371
Net debt at 31 December 2004	(4,549)

(c) Net cash (outflow)/inflow from financing

	2004 €'000	*2003 €'000*
Net movements in short term borrowings	-	(60)
Net movement in long term borrowings	-	(99)
Issue of ordinary share capital	-	2,785
Expenses on issue of ordinary share capital	(32)	(150)
Capital element of finance lease rental payments	(121)	(198)
Net cash (outflow)/inflow from financing	(153)	2,278

27. RELATED PARTY TRANSACTIONS

There are no significant transactions with related parties during the year.

28. LEASE COMMITMENTS

At 31 December 2004 the group had annual commitments under non-cancellable operating leases as set out below:

	Land & buildings		*Other*	
	2004	*2003*	*2004*	*2003*
	€'000	*€'000*	*€'000*	*€'000*
Operating leases which expire:				
within one year	–	–	64	91
between two and five years	–	269	16	103
over five years	2,875	3,749	–	–
	2,875	4,018	80	194

29. OTHER FINANCIAL COMMITMENTS

A five year Long Term Incentive Plan (LTIP) was established in February 2001 to assist the group in the recruitment of C. O'Caoimh. Under the terms of the LTIP, and conditional on certain performance targets being achieved, a payment will be made to C. O'Caoimh on 21 February 2006 if the excess of the market value of the relevant share options on that date over the cost of exercising those options (the gain on the options) does not exceed €762,000. The amount of the payment will be the difference between €762,000 and the gain on the options.

30. PENSION COMMITMENTS

The group operates a number of defined contribution pension schemes, which are funded by contributions to separately administered funds.

Pension costs for the year are set out in note 5.

An amount of €128,693 is included in accruals (2003: €78,000) representing contributions payable to the defined contribution schemes at 31 December 2004.

31. CONTINGENT LIABILITIES

In accordance with the provision of Section 17 of the Companies (Amendment) Act, 1986, the company has irrevocably guaranteed all liabilities and losses of its Irish subsidiary undertakings (note 33) in respect of the financial year as are referred to in Section 5(c) of that Act, for the purposes of enabling the subsidiaries to claim exemption from the requirement to file their own financial statements with the Companies Registration Office.

The company is party to a cross-company guarantee to Ulster Bank Limited and Ulster Bank Markets Limited in conjunction with other group companies, in relation to the bank borrowings of those group companies.

The company has provided security in the form of a debenture comprising a fixed charge over the assets and a floating charge over the book debts, in respect of amounts advanced to subsidiary companies by Ulster Bank Markets Limited.

The company has guaranteed the liabilities of subsidiary companies under an invoice discounting agreement with Ulster Bank Commercial Services Limited and in relation to one subsidiary it has guaranteed its liability under a lease agreement with their landlord.

Two subsidiary companies have provided security in favour of one of their suppliers in the form of a floating charge over their assets.

32. SHARE INCENTIVE SCHEMES

In accordance with the terms of the Employee Share Ownership Plan (ESOP), the following number of ordinary shares of €0.07 each were held for the benefit of employees of the group under a discretionary trust. These shares had a market value of €3,977,813 at 31 December 2004. No dividends were paid on these shares during the year.

	Number of shares 2004	*Number of shares 2003*
At beginning and end of year	3,458,968	3,458,968

Senior executives have been awarded options exercisable between 31 July 1999 and 1 July 2007 subject to annual performance criteria over the following number of shares

	Number of shares 2004	*Number of shares 2003*
At beginning of year	3,274,500	2,509,500
Granted during the year	50,000	765,000
At end of year	3,324,500	3,274,500

All ESOP options are subject to the fulfilment of performance criteria before they are exercised (save for ESOP options granted in favour of one executive in respect of 240,000 ordinary shares).

Costs of administering the scheme are charged to the profit and loss account in the year they are incurred.

For the purpose of these accounts, the ESOP has been treated as a quasi subsidiary. On consolidation the cost of shares held by the ESOP has been deducted from shareholders' funds.

Total share options outstanding at the year end were as follows:

	Number of shares
1998 Share Option Scheme	481,650
1998 Share Option Scheme (Amended)	108,621
1999 Share Option Scheme	2,113,241

33. PRINCIPAL SUBSIDIARIES (all wholly owned)

Company Name	*Nature of Business*	*Registered office Reference*
Clarity Computers (Distribution) Limited	Distribution of computer hardware and software	1
Clarity Technology Limited	Enterprise infrastructure provider	2
Client Solutions (Cork) Limited	Software development and consultancy services	1
Client Solutions (Ireland) Limited	Investment	1
Client Solutions Limited	Software development and consultancy services	1
Horizon Open Systems Limited	Enterprise infrastructure provider	1
Horizon Open Systems (NI) Limited	Enterprise infrastructure provider	3
Horizon Technical Services Limited	Investment	1
Horizon Computers Limited	Dormant	1
Gericmar Limited	Dormant	1
Horizon Patents Limited	Dormant	1

Registered Office Reference

1 14 Joyce Way, Park West Business Park, Dublin 12, Ireland.

2 Clarity House, 103 Dalton Avenue, Birchwood Park, Birchwood, Warrington, WA3 6YB, United Kingdom.

3 The Sidings, Antrim Road, Lisburn, Co. Antrim, Northern Ireland.

All shareholdings consist of ordinary shares.